Venture Lending & Leasing VI, Inc.
104 La Mesa Dr., Suite 102
Portola Valley, CA  94028

July 30, 2012

via Edgar

Mr. Kevin Rupert
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0404

Re:	Venture Lending & Leasing VI, Inc. (the “Fund”)

Dear Mr. Rupert:

We are setting forth our responses to the comments (restated in italics below) raised in a telephone conversation with you on June 26, 2012.

The Fund's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2012 (“Form 10-Q”), and The Fund's Annual Report on Form 10-K for the Year Ended December 31, 2011.
The summary of investments should be included as a schedule and not disclosed as a footnote and does not include interest rates by borrower.
Unlike an open-end investment company or a closed-end fund whose shares are traded on an exchange, the Fund has only one shareholder, which is itself a non-public entity that relies on Section 3(c)(7) of the Investment Company Act. In our experience, it is of little importance to that shareholder where the summary of investments is disclosed. As for the disclosure of interest rates, the Fund currently discloses the weighted average interest rate on performing loans for the portfolio as a whole. However, the Fund has not disclosed the interest rates for each borrower.
Management believes that the disclosure of interest rates by borrower could harm the Fund's competitive position in two respects. First, breaking out the interest rates by individual borrower could put the Fund at a severe competitive disadvantage because competitors (other lenders) could use the public information about the Fund's pricing in order to target the Fund's customers and potentially win bids for future loans, or cause the Fund to have to lower loan pricing in order to win deals. Second, a borrower itself would be able to see other companies in a similar industry to whom the Fund lends, and such companies may have obtained a loan from the Fund at a lower interest rate (for credit and business reasons). This would aid borrowers in negotiating lower interest rates on future loan deals, thereby lowering income for the Fund. Management believes that the very real competitive disadvantages of disclosing the interest rates by borrower greatly outweigh any potential benefit from the disclosure. As a result, the Fund proposes to continue to disclose the interest rate by portfolio, but not by borrower. Additionally, the Fund's investments are almost exclusively loans to privately-held companies, which companies do not permit any, or only very limited, public information to be made available about their financial position. Because of the limited public information available that would otherwise be publicly available regarding the borrowers' financial positions, Management believes that the benefit of interest rate disclosure would be negligible and inimical to the best interests of the borrower. Management also believes that the place of disclosure of that information does not add to the usability or the readability of the financial reports.
The summary of investments should indicate whether or not loans are junior or senior.
The Fund intends to disclose this information in future filings.
The summary of investments should include an explanation as to why so many loans have the same par value and fair value.
The Fund intends to disclose this information in future filings.
Are any of the loans on the summary of investments partially performing?
The Fund's investments do not typically fall into a “partially performing” status. The investments will perform until such time as they stop performing, at which time we reclassify them as non-performing investments.
The summary of investments should clarify whether interest rates disclosed are from cash or non-cash sources and include disclosure for interest rates based on cash consideration
The Fund intends to disclose interest rates based on both cash consideration as well as total consideration paid for the loans in future filings.
The summary of investments should include any additional commitments to fund additional loans
Because commitments to fund additional loans are subject to certain milestones and/or performance criteria, we don't believe that detailed information on potential future fundings would be predictive in fact and is so tentative and preliminary that it would be inappropriate to disclose such information as if they were “facts” that could be relied upon.
Are there any non-qualified holdings under Rule 55A
A vast majority of investments are ”eligible portfolio companies” as defined in Section 2(a)(46) of the Investment Company Act, and are within the 70% “bucket” required by Section 55(a) of the Investment Company Act. While the Fund does make certain investments in non-qualified holdings, these investments are well under the 30% limit allowed by Section 55(a).
In the discussion on the recently issued pronouncement ASU 2011-04, the Fund stated that there was no material impact on the Fund's 2012 financial statements; the Fund should disclose that additional material disclosures were required to be made
The Fund intends to disclose that there were material disclosures as a result of the pronouncement
The expanded 2011-04 disclosure should be part of the financial statements.
The Fund has previously disclosed this information in the notes to the financial statements and will continue to disclose this information.

The sensitivity analysis should include other items other than interest rate such as credit quality, maturity, etc.
The Fund intends to expand the sensitivity analysis section to discuss other factors
Tandy Disclaimer
The Fund is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
Should you have any questions or comments, please call me at (650) 234-4308.
Very truly yours,

/S/ Martin Eng
Martin D. Eng
Chief Financial Officer